Exhibit 99.1

The Independent Consultant’s Report

Deloitte Touche Tohmatsu India LLP (“Deloitte India” or the “Independent Consultant”), an independent consultant, has prepared a report titled “Consultant Report on EBITDA Projections Prepared by Azure Power Global Limited” (the “Independent Consultant’s Report”) in connection with a proposed offering of senior notes through the wholly owned subsidiary special purpose vehicle (the “Issuer”) of our Company (the “Parent”) to qualified institutional buyers pursuant to Rule 144A and to persons outside the United States pursuant to Regulation S, each under the United States Securities Act of 1933, as amended.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

Deloitte India has been engaged by the Issuer and the Parent to assess and review certain commercial aspects, revenues and operating costs of all the operational projects and under-construction projects held by certain of our subsidiaries (the “Restricted Group”), namely Azure Power (Punjab) Private Limited, Azure Urja Private Limited, Azure Power Pluto Private Limited, Azure Renewable Energy Private Limited, Azure Surya Private Limited, Azure Power Eris Private Limited, Azure Sunshine Private Limited, Azure Green Tech Private Limited, Azure Clean Energy Private Limited, Azure Power Mars Private Limited, Azure Power (Karnataka) Private Limited, Azure Sunrise Private Limited, Azure Power (Raj.) Private Limited, Azure Photovoltaic Private Limited, Azure Power (Haryana) Private Limited, Azure Power Thirty Seven Private Limited and Azure Power Infrastructure Private Limited (collectively, the “Reviewed Projects”).

The Independent Consultant’s Report refers to and/or presents projections prepared by the Parent of annual operating parameters such as net capacity utilization factor (“CUF”), plant load factor (“PLF”), generation and degradation factor, annual operating revenues, annual operating expenses and EBITDA for each of the Reviewed Projects and various other projections and estimates. For purposes of its report, the Independent Consultant relied on certain assumptions regarding material contingencies and other matters that are not within the control of the Issuer, the Independent Consultant or any other person. These assumptions are inherently subject to significant uncertainties and actual results could differ, perhaps materially, from those projected. Management is solely responsible for the projections of operating revenues and EBITDA of the Restricted Group for the years ended March 31, 2018 and 2019. Neither the Issuer, the Parent, our independent auditors, nor the Independent Consultant can give any assurance that these assumptions are correct or that these projections and estimates will reflect actual results of operations. Therefore, no representations are made or intended to be made, nor should any be inferred, with respect to the likely existence of a particular future set of facts or circumstances. We also caution that that the following information has not be audited or reviewed by our independent auditors. If actual results are materially less favorable than those shown in the Independent Consultant’s Report or if the assumptions used in formulating these projections and estimates prove to be incorrect, the Issuer’s and the Parent’s ability to make payments of principal of and interest on the Notes may be materially adversely affected.

The Independent Consultant’s Report provides observations on the assumptions relating to earnings before interest, taxes, depreciation and amortization (“EBITDA”) as well as projections of the Reviewed Projects for the fiscal year of 2018 and 2019. Further, the projections of generation, operating revenues, operating expenses and EBITDA are consolidated measures for each of the projects reflecting

100% ownership. These figures do not take into account minority interests, tax equity, or other financial interests in the projects other than the Restricted Group. The Issuer provided the financial model giving the projected financials of each Reviewed Project as well as combined projections for the Restricted Group along with assumptions. This agreed-upon procedures engagement was conducted in accordance with procedure agreed with the Parent. Deloitte India performed the following agreed upon procedures with respect to the projected financials:

•	EBITDA Projections model

•	Obtain the EBITDA Projections model from the Company and ascertain logic, assumptions and logic and flow of data used in the model and prove mathematical accuracy of the EBITDA Projections

•	Capacity units and Commissioning date

•	Obtain the commissioning certificate issued by third parties and PPAs with utilities or direct consumers from the Company and compare capacity units and commissioning date mentioned in commissioning certificate and PPAs to the projected financial information used in EBITDA Projections model

•	For the cases where third party commissioning certificate is not available obtain the commissioning date details (based on management’s internal information) from the Company and compare commissioning date mentioned in management’s internal information to the projected financial information used in EBITDA Projections model

•	Net CUF

•	Obtain the Solar Resource Assessment Report or energy estimate report submitted by third party technical consultants (engaged by the Company) from the Company and compare Net CUF mentioned in such reports for solar projects to the projected financial information used in EBITDA Projections model

•	Transmission/ Wheeling and banking charges/ losses

•	Obtain the Regulations governing Transmission/ Wheeling and banking charges / losses and compare the Transmission/ Wheeling and banking charges/ losses mentioned in such regulations to the projected financial information used in EBITDA Projections model

•	Tariff

•	Obtain power purchase agreement with utilities or direct consumers (PPAs) and Tariff orders issued by State Electricity Regulatory Commissions from the Company and compare the tariff mentioned in the PPAs and Tariff orders to the projected financial information used in EBITDA Projections model

•	Operating and maintenance (“O&M”) expenses

•	Obtain O&M contracts entered into with various parties from the Company and compare O&M expenses mentioned in the contracts to the projected financial information used in EBITDA Projections model

•	For the cases where there are no O&M contracts obtain the O&M expenses data (based on management’s internal information) from the Company and compare O&M expenses mentioned in management’s internal information to the projected financial information used in EBITDA Projections model

•	Insurance charges

•	Obtain the Insurance Policies from the Company and compare the Insurance Premium mentioned in the Policies to the projected financial information used in EBITDA Projections model

•	For the cases where the Insurance Policies are not available, compare Insurance charges mentioned in Management Representation to projected financial information used in EBITDA Projections model

•	Other expenses

•	Obtain the other expenses (based on management’s internal information) from the Company and compare other expenses mentioned in management’s internal information to the projected financial information used in EBITDA Projections model

Deloitte India’s scope of work was limited as follows:

•	Deloitte India did not conduct any due diligence of information provided in the Plant Performance Report, Project Completion Report, Independent Energy Yield Estimation report, Lenders Independent Engineer (“LIE”) report, Techno Economic Viability Report, Detailed Technical Due Diligence Report, Techno Economic Due diligence Reports provided by TÜV Rheinland (India) Pvt Ltd, Lahmeyer International (India) Pvt. Ltd and MITCON Consultancy & Engineering Services Ltd.

•	Deloitte India did not check any land records, land agreements, rent agreements or property taxes, and has relied upon management’s representation for all these expenses.

•	Deloitte India did not explicitly evaluate the model logic and/or the associated input assumptions below EBITDA including, but not limited to, those calculations and assumptions related to taxes, interest, depreciation, financing structures and working capital. Deloitte India also did not include any projected cash flow or projected balance sheet.

•	Deloitte India did not review any historical data.

Deloitte India focused on the following four main areas in reviewing the financial model:

Capacity and Commissioning date

Deloitte India obtained the commissioning certificates of all the operational projects and compared the commissioning dates and capacity with the assumptions in the EBITDA projections model and found no differences. In cases where commissioning certificates were not available, Deloitte India inquired of the Management about commissioning status and relied on Management Representation for these projects. The management informed that Azure Thirty seven project is expected to achieve commercial operation date by the quarter ending December 2017.

Operating Characteristics/Parameters

Deloitte India obtained the solar resource assessment (“PVsyst”), Plant Performance Report, Project Completion Report, Independent Energy Yield Estimation report, LIE report, Techno Economic Viability Report, Detailed Technical Due Diligence Report and Techno Economic Due diligence Reports for all the solar power projects which indicated the energy generation estimates.

Because of the uncertainty involved in solar irradiation, the technical reports provide estimates of generation, PLF based on different confidence levels called as P99, P95, P90, P75 and P50. The number represents the probability that the actual generation will exceed the estimated generation. So, a P75 represents that there is a 75% probability that actual generation will be higher than the estimated generation. Hence, P90 estimates are lower than P75 estimates which are lower than P50 estimates.

Deloitte India compared PLF and degradation factor shown in the model for solar projects with the P75 estimates and degradation factor given in Plant Performance Report, Project Completion Report, Independent Energy Yield Estimation report, LIE report, Techno Economic Viability Report, Detailed Technical Due Diligence Report and Techno Economic Due diligence Report and noted no differences. For the fiscal of 2019, for three projects (held by Azure Sunrise Private Limited, Azure Power (Raj.) Private Limited, Azure Photovoltaic Private Limited, respectively) in Karnataka, Management represented that the Company has planned for additional capacity of project capacity by 6.5% by March 2018. The PLF of these projects is assumed to increase in proportion of additional capacity from the fiscal year of 2018 and 2019 onwards. The projects considered in Restricted Group have PLF ranging from 15% to 22% and degradation factor in the range of 0.5% to 0.8% per annum.

Revenue Approach/Assumptions

The Restricted Group projects considered for the analysis have these possible sources of revenues:

•	Sale of electricity to distribution utilities or direct sale to consumers,

•	Renewable energy certificate; and

•	Viability Gap Funding

The Restricted Group has not considered any revenues from Renewable energy certificates.

Revenue from sale of electricity

The Restricted Group is selling power from operational projects to the electricity utilities. The Restricted group projects do not sell directly to consumers

Sale to electricity utilities

The Restricted Group has long-term PPAs for operational and near operational projects. The Restricted Group has signed long-term PPA of varying tenures.

All the PPAs are signed through competitive bidding route with tariff based bidding except the PPA of Azure Power Haryana Private Limited with GUVNL is signed under Feed-in-Tariff (“FIT”) regime. Under FIT mechanism, the tariff is fixed by state electricity commissions and the power generator is paid same tariff for the entire life of the project. Deloitte India inspected the PPAs to compare the tariff assumed by the Restricted Group for operational and near operational projects and noted that the tariff was in agreement with the PPAs except for the 10 MW Azure Renewable Energy Limited. Deloitte India compared the tariff mentioned in Management Representation with tariff considered for Azure Renewable Energy Limited and noted no difference.

Viability Gap Funding (“VGF”)

Restricted Group projects based in Rajasthan (Azure Sunshine Private Limited, Azure Green Tech Private Limited, Azure Clean Energy Private Limited, Azure Power Mars Private Limited) have signed VGF securitization agreement with Solar Energy Corporation Of India Ltd (“SECI”). Deloitte India compared the VGF amount in the model with the disbursement schedule given in the VGF securitization agreement and found that they are in agreement. As per VGF securitization agreement first tranche of 50% of VGF amount is to be released on successful commissioning of full project capacity. The balance 50% of VGF to be released progressively over next five years in equal instalments of 10% each. Based on this disbursement schedule, the following VGF amounts are expected to be received by Restricted Group projects.

Project	In the fiscal year of
	2018	2019
	(INR in millions)
Azure Power Mars	6.45	6.45
Azure Sunshine	46.00	46.00
Azure Clean Energy	52.00	52.00
Azure Green Tech	88.00	88.00
Total	192.45	192.45

Management indicated that VGF revenue is captured in the books of account on accrual basis (life of the project) and not on cash basis. As such, VGF amount is not included in the EBITDA projections.

Operating expenses approach / assumptions

The projects in the Restricted Group have signed agreements for O&M of the solar power projects with Azure Power India Private Limited. Deloitte India has inspected the O&M agreements to understand the assumptions used for O&M expenses and found that they are in agreement.

In addition there are service taxes, insurance, lease expenses and administrative expenses. Deloitte India inquired of Management as to source of these expenses and were informed that it was based on management internal information and their experience in other similar operating projects.

The observations for individual projects are discussed in more detail in the Independent Consultant’s Report.

A summary output table reflecting projections of operating revenues and EBITDA of the Restricted Group is set out below.

	For the year ended March 31
	2018		2019
	(INR in millions, unless otherwise stated)	(US$ in millions (1), unless otherwise stated)	(INR in millions, unless otherwise stated)	(US$ in millions (1), unless otherwise stated)
Generation
Capacity (MW)	621.00	621. 00	621. 00	621. 00
Saleable energy (Mwh)	9,16,679	9,16,679	10,37,167	10,37,167
Revenues
Revenue from sale of power	5,716.08	88.16	6,309.85	97.32
Expenses
O&M expenses	330.54	5.10	380.10	5.86
Other expenses	172.11	2.65	188.17	2.90

Total expenses	502.65	7.75	568.26	8.76

EBITDA	5,213.43	80.41	5,741.59	88.55
EBITDA margin (%)	91.21%	91.21%	90.99%	90.99%

(1)	Converted at the exchange rate of INR. 64.8386 per US$1.00 as set out in the Independent Consultant’s Report.

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